OM 3/25

Act 3.30.2004



SECU[RITIES AND EXCHANGE CO]MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



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SEC FILE NUMBER
8- 30544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldman Lass Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 South Broadway 11th Floor
(No. and Street)

Yonkers, NY 10701
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Lass 914-969-8080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gaynes, Paul R.
(Name – *if individual, state last, first, middle name*)

54 Sunnyside Blvd. Plainview NY 11803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Barry Lass, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldman Lass Securities Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LENA L. BOROFF
Commissioner of Deeds
For the City of Yonkers
Term Expires 3/31/05

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXX cash flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS

GOLDMAN LASS SECURITIES, INC.

DECEMBER 31, 2003

INDEX TO THE FINANCIAL STATEMENTS

OF

GOLDMAN LASS SECURITIES, INC.

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Goldman Lass Securities, Inc.
Yonkers, New York

I have audited the accompanying statement of income of Goldman Lass Securities, Inc. as of December 31, 2003, the related statements of income, statement of cash flows, statement of changes in stockholders' equity for the year then ended and the supplementary information thereto. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goldman Lass Securities, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PAUL GAYNES, CPA

Plainview, NY
February 4, 2004

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

Exhibit A

ASSETS

Cash		$ 516,467
Receivable from brokers or dealers		131,771
Receivable from customers		196,210
Investment in securities-At market value		1,831
Other assets		12,389
TOTAL ASSETS		$ 858,668

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Payable to customers		$ 424,538
TOTAL LIABILITIES		$ 424,538
STOCKHOLDERS' EQUITY		
Common stock	$ 3,000	
Paid in capital	53,709	
Retained earnings	377,421	
TOTAL STOCKHOLDERS' EQUITY		434,130
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$ 858,668

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Exhibit B

REVENUES		
Commissions		$ 21,717
Net profit on firm securities trading		1,907
Interest & dividend income		21,766
TOTAL REVENUES		$ 45,390
EXPENSES		
Rents & utilities	$ 10,106	
Telephone	3,777	
Dues, subscriptions & assessments	3,715	
Office supplies	27,610	
Professional Fees	3,000	
Insurance	10,969	
Other expenses	392	
Commissions	3,503	
Total Expenses		63,072
NET LOSS		$ (17,682)

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Exhibit C

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$(17,682)
Adjustments to reconcile net income to net cash:		
Decrease in securities-At market value	1,716	
Increase in receivable from customers	186,979	
Increase in payable to customers	84,214	
Decrease in receivable from brokers	18,188	
NET CASH FLOWS FROM OPERATING ACTIVITIES		$ 291,097
NET INCREASE IN CASH & CASH EQUIVALENTS		273,415
CASH & CASH EQUIVALENTS-DECEMBER 31, 2002		243,052
CASH & CASH EQUIVALENTS-DECEMBER 31, 2003		$ 516,467

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

Exhibit D

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	STOCKHOLDER EQUITY
BALANCES- DECEMBER 31, 2002	$3,000	$53,709	$395,103	$451,812
LOSS 2003			(17,682)	(17,682)
BALANCES- DECEMBER 31, 2003	$3,000	$53,709	$377,421	$434,130

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER S.E.C. RULE 15c3-1
AS OF DECEMBER 31, 2003

Schedule 1

NET CAPITAL COMPUTATION

CREDIT FACTORS		
Common stock		$ 3,000
Paid in capital		53,709
Retained earnings		377,421
Total Credit Factors		$ 434,130
DEBIT FACTORS		
Other assets	$12,389	
Haircuts on securities	275	
Excess deductible on indemnity bond	70,000	
Total Debit Factors		82,664
NET CAPITAL		$ 351,466
Less: Capital requirements greater of $250,000 Or 6 2/3% of aggregate indebtedness		$ 250,000
REMAINDER: NET CAPITAL IN EXCESS OF ALL REQUIREMENTS		$ 101,466

Capital Ratio: (Maximum allowance 1500%)

* Aggregate indebtedness	$ 424,538	
NET CAPITAL	$ 351,466	= 121%

* Aggregate indebtedness Payable to customers	$ 424,538
Less: Customers reserve deposits	-0-
AGGREGATE INDEBTEDNESS	$ 424,538
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 28,316

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
DETERMINATION OF RESERVE REQUIREMENT UNDER
RULE 15c3-3 AND INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS
AS OF DECEMBER 31, 2003

Schedule 2

1. Free credit balances & other balances in customers' securities accounts	$ 203,698
2. Money borrowed collateralized by securities Carried for customers	$ 6,448
TOTAL CREDITS	$ 210,146
3. Debit balances in customers' cash & margin accounts excluding unsecured accounts & accounts doubtful of collection	194,248
EXCESS TO TOTAL DEBITS OVER TOTAL CREDITS	$ 15,898
AMOUNT HELD ON DEPOSIT IN RESERVE BANK ACCOUNTS	40,201
AMOUNT REQUIRED TO BE HELD IN RESERVE BANK ACCOUNT	-0-
ADDITIONAL DEPOSIT REQUIRED	-0-

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2003

Schedule 2A

Net capital per focus Report-X-17A-5 Part II	$ 352,664
Adjustments decreasing net capital:	
Correction of retained earnings, valuation of securities & haircuts	(1,198)
NET CAPITAL PER AUDIT REPORT	$351,466

The accompanying notes are an integral part of this statement.

GOLDMAN, LASS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Goldman, Lass Securities, Inc. is a New York State corporation formed for the purpose of conducting business as a clearing/broker dealer in securities.

Securities transactions (and the related commission revenue and expenses) are recorded on a settlement date basis, generally the fifth business day following the transaction date.

Other items, such as open trades are not yet recorded because of terms of delivery and contingencies of a reasonably definite nature, would make no material change in the foregoing position.

NOTE 2 – INCOME TAXES

No provision has been made for income taxes, as the company's stockholder has elected that the company be treated as an "S" corporation according to the provision of federal and state corporation income tax codes.

PAUL GAYNES
CERTIFIED PUBLIC ACCOUNTANT

PAUL GAYNES, CPA

54 SUNNYSIDE BOULEVARD, PLAINVIEW, NEW YORK 11803
516/349-1331

To the Officers and Directors of
Goldman Lass Securities, Inc.
Yonkers, New York

Gentlemen

In planning and performing my audit of the financial statements of Goldman Lass Securities, Inc. for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Goldman Lass Securities, Inc. that I considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under rule 17-a-3(ii) and the reserve required by rule 15-c(e);(2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

Further, that no material differences existed between my computations and of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part II filing.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchanges Act of 1934 and should not be used for any other purpose.

Very truly yours,



PAUL GAYNES, CPA

Plainview, New York
February 4, 2004